Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
PetIQ, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-219455 and 333-223635) on Form S-8 and the registration statement (No. 333-227186) on Form S-3 of PetIQ, Inc. of our report dated March 12, 2019, with respect to the consolidated balance sheets of PetIQ, Inc. as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), members’/stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2018 annual report on Form 10-K of PetIQ, Inc. Our report refers to a change in its method of accounting for revenue recognition in 2018 due to the adoption of ASC Topic 606, Revenue from Contracts with Customers.

/s/ KPMG LLP

Boise, Idaho
March 12, 2019